UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021 (No. 1)

Commission File Number 001-37846

QUOIN PHARMACEUTICALS LTD.

(Translation of registrant’s name into English)

23 Hata’as Street

Kfar Saba, Israel 44425

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

EXPLANATORY NOTE

Unaudited Interim Financial Statements as of, and for the period ended, September 30, 2021 and Related Management’s Discussion and Analysis of Financial Condition and Results of Operations

On December 17, 2021, Quoin Pharmaceuticals, Inc. (“Quoin”), a wholly-owned subsidiary of Quoin Pharmaceuticals Ltd. (the “Company”), issued unaudited interim financial statements as of, and for the period ended, September 30, 2021, together with the related Quoin’s Management Discussion and Analysis of Financial Condition and Results of Operations, attached hereto as Exhibits 99.1 and 99.2, respectively, and incorporated by reference herein.

Distribution Agreement

Quoin entered into a Distribution Agreement (the “Distribution Agreement”) with Orpharm LLC (“Orpharm”), dated December 15, 2021. Under the terms of the Distribution Agreement, Orpharm has exclusive royalty-free rights to commercialize pharmaceutical product QRX003 (the “Product”) in Russia and CIS region, upon the receipt of regulatory approvals in these territories. Under the Distribution Agreement, Quoin is obligated to supply the Product to Orpharm.

The foregoing description of the Distribution Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreement, attached hereto as Exhibit 10.1 and incorporated by reference herein.

The information in this Form 6-K, including the exhibits hereto, shall be incorporated by reference into the Company’s registration statements on Form S-8 (Registration Nos. 333-214817, 333-220015, 333-225003 and 333-232230), on Form F-3 (Registration Nos. 333-219614 and 333-229083).

Exhibits

Exhibit No.	Exhibit
10.1	Distribution Agreement with Orpharm LLC (certain provisions of this exhibit have been omitted pursuant to Instruction No. 4 to Exhibits in Form 20-F).
99.1	Unaudited Interim Financial Statements as of, and for the period ended, September 30, 2021
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations as of, and for the period ended, September 30, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2021	QUOIN PHARMACEUTICALS LTD.

	By:	/s/ Gordon Dunn
	Name:	Gordon Dunn
	Title:	Chief Financial Officer